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                              February 28, 2023

       Heng Fai Ambrose Chan
       Chairman and Chief Executive Officer
       Alset Capital Acquisition Corp.
       4800 Montgomery Lane, Suite 210
       Bethesda, MD 20814

                                                        Re: Alset Capital
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed February 3,
2023
                                                            File No. 333-267841

       Dear Heng Fai Ambrose Chan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 26, 2023 letter.

       Amendment 3 to Registration Statement on Form S-4

       Q: What equity stake will current stockholders of Alset and the HWH Holders hold in Alset after the Closing?, page 12

   1. Please revise the tables on pages 12, 33 and 119 so that they include a separate line item for each of the
Sponsor, HWH Holders, the "newly issued shares," and public
                                                        stockholders of Alset,
and a line item for the shares ultimately controlled by Mr. Chan.
       Q: What interests do Alset's current officers and directors have in the Business Combination?, page 16

   2. We note your revised disclosure in response to comment 3 and reissue our comment in part. Please make
conforming changes to your disclosure in this section on page 16 as
 Heng Fai Ambrose Chan
Alset Capital Acquisition Corp.
February 28, 2023
Page 2
         you have made on pages 43, 95, and 117. Please also quantify any amounts subject to reimbursement and quantify the aggregate amount that the sponsor, its affiliates, and the
         company   s officers and directors have at risk that depends on
completion of a business
         combination on pages 16, 43, 95, and 117.
Unaudited Pro Forma Condensed Combined Financial Information
Notes to the Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Transaction Accounting Adjustments to the Alset and HWH Unaudited Pro Forma
Condensed Combined Balance Sheet as of August 31, 2022, page 57

3. We have reviewed your response to comment 7 noting it does not appear to address our comment in its entirety, therefore it is being reissued. Please tell us how you considered the indirect ownership in determining that HWH International and Alset were not under common control. In addition, your response states that Mr. Chan owns 23.4% of Alset before and after the business combination. This appears to be inconsistent with the disclosure on page 28 which states Mr. Chan only owned 16.2% indirect interest in Alset before the business combination. Please clarify and revise.
Risk Factors
We may not be able to complete an initial business combination with a U.S. target company, page 81

4. We note your revised disclosure in response to comment 8 that "investors will not have the opportunity to liquidate." Please clarify what this means and if investors would still have the opportunity to redeem their shares for cash.
Timeline of the Business Combination with HWH, page 106

5. We note your disclosure that "seeking to confirm the valuation provided in late May
         2022," Alset engaged ValueScope Inc. to provide an independent valuation of HWH.
         Please disclose the amount of the valuation provided in late May 2022 and disclose which party proposed the valuation.
6. We reissue comment 11. Where you state on page 106 that in early June, 2022, Alset
         received a copy of HWH   s corporate presentation containing
preliminary high-level
         projections, please clarify in your disclosure whether those projections are the same as those included on page 109. If not, please disclose such projections in your filing.
7. We note your revised disclosure in response to comment 14 that once you get closer to the
FirstName LastNameHeng Fai Ambrose Chan
       date of approval of the Business Combination, you and EF Hutton will enter into
Comapany   NameAlset
       negotiations withCapital Acquisition
                         potential investors.Corp.
                                              Please discuss why additional
financing has not
       been
February 28,secured to date.
             2023 Page   2
FirstName LastName
 Heng Fai Ambrose Chan
FirstName  LastNameHeng    Fai Ambrose Chan
Alset Capital Acquisition Corp.
Comapany28,
February   NameAlset
              2023     Capital Acquisition Corp.
February
Page 3 28, 2023 Page 3
FirstName LastName
Alset's Board of Directors Reasons for the Approval of the Business Combination, page 109

8. We note your revised disclosure in response to comment 13 that Mr. Chan participated in the votes to approve the business combination. Please clarify how Alset's board considered the conflicts of interest presented by the affiliation between Alset and
         HWH and the overlapping nature of directors and officers of Alset and HWH in negotiating and recommending the business combination.
Material U.S. Federal Income Tax Considerations, page 131

9. We reissue comment 16, as we are unable to locate your revised disclosure. Please revise your disclosure in this section to explain why counsel is giving a
should    opinion and
         cannot give a    firm    opinion with respect to the company's
treatment under Sections
         302(a) and 351 of the Code, and describe the nature and degree of the uncertainty concerning the opinion. Please also re-insert the similar language that you deleted from page 91. In addition, please confirm that, to the extent Exhibit 8.1 will constitute a short-
         form tax opinion, you will revise this section to state that it is the opinion of named counsel. Refer to Section III.B of Staff Legal Bulletin No. 19 for more information.
Executive Compensation of HWH, page 166

10. We note your revised disclosure in response to comment 17. Please further revise to include amounts in the "total" column of your Summary Compensation table. Please also update your Director Compensation disclosure on page 167 for 2022. Liquidity and Capital Resources, page 171

11. Please further revise to state the source of the "proceeds we raise as part of the Business
         Combination," as well as the likely range in the amount of such proceeds.
HWH Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 171

12. We note your response and revised disclosure to comment 19 and 20 noting it does not appear to address our comment in its entirety, therefore it is being reissued. Please provide a robust explanation to further explain your decline in your membership fees, including the number of members and the fees charges for the memberships in each of the corresponding periods. In addition, please provide an explanation for the increase in food and beverage.
Revenue, page 171

13. We note your response to comment 18 that your revenue decreased approximately 10%
         due to restrictions related to the COVID-19 pandemic. Please revise your discussion in this section where you mention the decrease in revenue to address the impact of COVID as well.
 Heng Fai Ambrose Chan
Alset Capital Acquisition Corp.
February 28, 2023
Page 4
HWH International Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income, page F-24

14. We have reviewed your response to comments 26 and 27 noting you have revised your disclosure to properly report sales commission in cost of revenue and not operating expenses. Please tell us how you considered the guidance in ASC 250, including the disclosures required by ASC 250-10-50-7. In addition, please make arrangements with your auditors for them to revise their audit reports to reference the error corrections and the specific footnote that discusses them. Refer to paragraphs .09 and ..16 of PCAOB AS
         2820.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-46

15. We have reviewed your response and revised disclosure for comment 22. Please provide a roll forward of your memberships showing the number sold, cancelled, expired and provided for free for each of the financial statement periods presented. In addition, please provide the annual fee charged for these memberships in US dollars.
16. We note your response to comment 23 stating non-members can sign up for a free membership. On page 158 you disclose a member will receive a similar commission if a non-member signs up for a free membership and purchases any of [y]our products through a member referral. Please explain when and why you began offering free memberships considering 99.9% of your total revenues were membership fees for the year ended
         December 31, 2021. Please compare and contrast the benefits and terms of the free membership compared to the paid membership. Also, clearly disclose the number of free memberships included in the total memberships presented in each period. In addition, please tell us how you accounted for these free memberships under ASC 606.
General

17. We note your revised disclosure in response to comment 4. On your prospectus cover and page 29, you say that you will take advantage of the controlled company exemption, on page 149 you say that you "may" elect not to comply with certain corporate governance standards, and on page 62 you say both that you will take advantage of the exemption and do not currently intend to rely on such exemptions. Please revise for consistency. On page 62 and 149, please discuss the corporate governance requirements from which you would
FirstName     be exempt. Fai Ambrose Chan
           LastNameHeng
Comapany
18.        NameAlset
       Please  provide usCapital Acquisition
                          with your  analysisCorp.
                                             as to the applicability of Rule
13e-3 under the
       Exchange
February  28, 2023Act.
                    Page 4
FirstName LastName
 Heng Fai Ambrose Chan
FirstName  LastNameHeng    Fai Ambrose Chan
Alset Capital Acquisition Corp.
Comapany28,
February   NameAlset
              2023     Capital Acquisition Corp.
February
Page 5 28, 2023 Page 5
FirstName LastName
        You may contact Nasreen Mohammed at 202-551-3773 or Angela Lumley at 202-551-
3398 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Darrin M. Ocasio, Esq.